

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Cynthia Y. Valko
Chief Executive Officer
Global Indemnity Limited
27 Hospital Road
George Town, Grand Cayman
KY1-9008
Cayman Islands

> **Re: Global Indemnity Limited**
> **Registration Statement on Form S-3**
> **Filed June 18, 2018**
> **File No. 333-225695**

Dear Ms. Valko:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Megan J. Baier, Esq.